

Mail Stop 4631

March 25, 2010

**<u>via U.S. mail and facsimile</u>**

Frank J.M. ten Brink, CFO
Stericycle, Inc.
28161 North Keith Drive
Lake Forest, Illinois  60045

>    **RE:    Stericycle, Inc.**
>    **Form 10-K for the Fiscal Year Ended December 31, 2009**
>    **Filed February 26, 2010**
>    **Form 8-K Filed on February 4, 2010**
>    **File No. 0-21229**

Dear Mr. ten Brink:

    We have reviewed your filings and have the following comments. Where indicated, we think you should revise your documents in response to these comments in future filings. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

    Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review.  Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2009

Item 6.  Selected Consolidated Financial Data, page 18

1. We note your reference to "nonrecurring costs" included in net income for fiscal years 2008 and 2007.  Based on your description of these costs, it is unclear how you determined that all of the costs are appropriately categorized as nonrecurring, as it appears there have been similar charges/gains within the prior two years and/or the nature of the charges/gains is such that it is reasonably likely to recur within two

years.  In future filings, please ensure that your description of the costs included within net income is properly characterized.

2.  In future filings, please quantify each of the items listed that impact net income for fiscal year 2007 to allow investors to better understand the charges/gains in comparison to net income.

Item 7.  Management's Discussion and Analysis of Financial Condition and Results of Operations, page 19

General

3.  Commensurate with Commission guidance regarding Management's Discussion and Analysis, we believe you should significantly enhance the disclosure you have provided under Item 303 of Regulation S-K.  Please reconsider your disclosure in this section in entirety focusing on the discussion and analysis of the events, trends, risks and uncertainties that management views as most critical to the company's revenues, financial position, liquidity, plan of operations and results of operations.  Please refer to Commission Release No. 33-8350 when considering where and the degree to which you should augment your disclosure.  As you are aware, the guidance in Release 33-8350 is intended to elicit more meaningful disclosure in MD&A in a number of areas, including the overall presentation and focus of MD&A, with general emphasis on the discussion and analysis of known trends, demands, commitments, events and uncertainties, and specific guidance on disclosures about liquidity, capital resources and critical accounting estimates.

Critical Accounting Policies and Estimates, page 19

4.  In future filings, please provide investors with a better understanding of your methodology for estimating the fair value of your reporting units for purposes of testing goodwill for impairment.  Specifically, please address each of the following:
   • Explain how you determined that the fair value of the company as a whole is a reasonable determinant of the fair value of each individual reporting unit.
   • Explain what the "fair value ratio" is and how it is calculated.
   • Discuss whether you use any other fair value methodology to support the fair value estimate based on the consolidated entity's market capitalization and the performance of your reporting units.

5.  In future filings, to the extent that any of your reporting units have estimated fair values that are not substantially in excess of their carrying value, and goodwill for these reporting units, in the aggregate or individually, could materially impact your operating results or total shareholders' equity, please provide the following disclosures for each reporting unit:

Mr. ten Brink
Stericycle, Inc.
March 25, 2010
Page 3

- Identify the reporting unit.
- The percentage by which fair value exceeds carrying value as of the most-recent step-one test.
- The amount of goodwill allocated to the reporting unit.
- A description of the assumptions that drive the estimated fair value.
- A discussion of any uncertainties associated with the key assumptions used to estimate the reporting unit's fair value. For example, to the extent that you have included assumptions in your fair value model that deviate from your historical results, please include a discussion of these assumptions.
- A discussion of any potential events, trends and/or circumstances that could have a negative effect on estimated fair value.
- Any other material and useful information you gather and analyze regarding the risks of recoverability of your goodwill.

If you have determined that estimated fair values substantially exceed carrying values for all of your reporting units, please disclose that determination. Refer to Item 303 of Regulation S-K and Sections 216 and 501.14 of the Financial Reporting Codification for guidance.

Item 7A. Quantitative and Qualitative Disclosures about Market Risk, page 28

6. In future filings, please include foreign currency exchange rate as a market risk along with how you are managing this risk. See Item 305 of Regulation S-K for guidance.

Note 2 – Summary of Significant Accounting Policies, page 38

7. Please tell us whether you have any closure and/or post-closure responsibilities related to your processing facilities. If you do have asset retirement obligations, please tell us what consideration you gave to providing disclosures required by ASC 410-20-50-1 and 50-2 (paragraph 22 of SFAS 143).

Note 3 – Fair Value Measurements, page 43

8. In future filings, please provide the quantitative disclosures in a tabular format. Refer to ASC 820-10-50-8 (paragraph 34 of SFAS 157) for guidance.

Note 4 – Acquisitions and Divestitures, page 44

9. In future filings, please provide the disclosures required by ASC 850-10-50-2, 50-5, and 50-6 (paragraphs 68, 71 and 72 of SFAS 141R) for each individually material acquisition that occurred during fiscal year 2009 and subsequently. For the individually immaterial acquisitions that occurred during fiscal year 2009 and subsequently, please provide the disclosures required by ASC 805-10-50-3 (paragraph 69 of SFAS 141R). For the acquisitions that occurred during fiscal year

2008, please provide the disclosures required by paragraphs 51-55 of SFAS 141. If you do not believe any of your acquisitions during fiscal years 2009 and 2008 are material individually or in the aggregate, please provide us with a detailed explanation as to how you arrived at this conclusion.

10. In future filings, please disclose the value assigned to those assets required to be sold per the agreement with the United States Department of Justice and the States of Missouri and Nebraska. Please also tell us the value assigned to these assets in accordance with SFAS 141R.

Note 17 – Legal Proceedings, page 58

11. Please confirm to us that you have no loss contingencies, individually or in the aggregate, for which it is probable or reasonably possible you have incurred a material loss. Refer to ASC 450-20-50-1 through 50-5 (paragraphs 9-10 of SFAS 5) for guidance.

Item 9A. Controls and Procedures, page 63

12. You state that since there have been no "significant changes in internal controls . . . that could materially affect those controls . . . ." Please note that Rule 13a-15(d) requires the disclosure of "any" change in your internal controls. Tell us whether there were changes in your internal control over financial reporting that occurred during the applicable period that have materially affected, or are reasonably likely to materially affect, your internal control over financial reporting.

Exhibits 31.1 and 31.2

13. In future filings, please revise the language in the 302 certifications to conform exactly to the language in Item 601(B)(31) of Regulation S-K. We note in particular paragraph 4(d) of the certification.

Form 8-K Filed on February 4, 2010

14. In future filings, please ensure your discussion of non-GAAP EPS (adjusted) does not imply that the measure is a better measure of performance than the US GAAP measure.

\* \* \* \*

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter on EDGAR that keys your responses to our comments and provides any requested information. Detailed response letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Tracey Houser, Staff Accountant, at (202) 551-3736, or in her absence, Al Pavot, Staff Accountant, at (202) 551-3738, or me at (202) 551-3355, if you have questions regarding comments on the financial statements and related matters.  For other comments, please contact Errol Sanderson at (202) 551-3746, or in his absence, Jay Ingram, Legal Branch Chief, at (202) 551-3397.

Sincerely,

Terence O'Brien
Accounting Branch Chief